FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 5, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss) of each division before fair value of own debt, amortisation of purchased intangible assets, integration and restructuring costs, gain on redemption of own debt, strategic disposals, bonus tax, Asset Protection Scheme credit default swap – fair value changes and write-down of goodwill and other intangible assets is shown below.

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	649	576	468	1,752	1,329
UK Corporate	580	588	566	1,672	1,522
Wealth	75	88	120	229	354
Global Transaction Services	312	282	275	827	784
Ulster Bank	110	104	59	295	208
US Retail & Commercial	198	273	137	654	455

Retail & Commercial	1,924	1,911	1,625	5,429	4,652
Global Banking & Markets	549	914	913	2,993	5,503
RBS Insurance	(33)	(203)	13	(286)	236
Central items	74	49	284	461	553

Core divisions before fair value of own debt	2,514	2,671	2,835	8,597	10,944
Non-Core	165	66	(598)	376	(4,611)

Group operating profit before impairment losses and fair value of own debt	2,679	2,737	2,237	8,973	6,333

Fair value of own debt
Global Banking & Markets	(598)	331	(320)	(299)	(155)
Central items	(260)	288	(163)	(109)	(257)

Group operating profit before impairment losses	1,821	3,356	1,754	8,565	5,921

Impairment losses by division
UK Retail	251	300	404	938	1,228
UK Corporate	158	198	187	542	737
Wealth	1	7	1	12	23
Global Transaction Services	3	3	22	6	35
Ulster Bank	286	281	144	785	301
US Retail & Commercial	125	144	180	412	549

Retail & Commercial	824	933	938	2,695	2,873
Global Banking & Markets	(40)	164	272	156	510
RBS Insurance	-	-	2	-	8
Central items	(2)	-	1	(1)	(1)

Core	782	1,097	1,213	2,850	3,390
Non-Core	1,171	1,390	2,066	4,265	7,410

Group impairment losses	1,953	2,487	3,279	7,115	10,800

RBS Group – Q3 2010 Results

Divisional performance (continued)

Key points
•
Operating profit before impairment losses, and fair value of own debt, was £2,679 million, down 2% compared with the second quarter of 2010. Pre-impairment profit improved in RBS Insurance on lower claims, which partially offset weaker performance in GBM. Retail & Commercial improved modestly, as did Non-Core.

•
Retail & Commercial pre-impairment operating profit improved by 17% to £5,429 million for the nine months ended 30 September 2010, but this was more than offset by weaker GBM and RBS Insurance performance given challenging environments. Non-Core improved significantly to a pre-impairment profit of £376 million.

•	For Q3 relative to Q2, Core impairments were down 29% to £782 million, with improvements in all divisions except Ulster Bank where credit losses remained at elevated levels.
•	For the nine months ended 30 September 2010, Non-Core reported substantially lower impairments, down 42%, with Core impairments down 16%. Group impairments fell 34% overall.

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	398	276	64	814	101
UK Corporate	422	390	379	1,130	785
Wealth	74	81	119	217	331
Global Transaction Services	309	279	253	821	749
Ulster Bank	(176)	(177)	(85)	(490)	(93)
US Retail & Commercial	73	129	(43)	242	(94)

Retail & Commercial	1,100	978	687	2,734	1,779
Global Banking & Markets	589	750	641	2,837	4,993
RBS Insurance	(33)	(203)	11	(286)	228
Central items	76	49	283	462	554

Core	1,732	1,574	1,622	5,747	7,554
Non-Core	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

Group operating profit/(loss) before fair value of own debt	726	250	(1,042)	1,858	(4,467)
Fair value of own debt	(858)	619	(483)	(408)	(412)

Group operating (loss)/profit	(132)	869	(1,525)	1,450	(4,879)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	%	%	%	%	%

Net interest margin by division
UK Retail	4.02	3.88	3.47	3.85	3.54
UK Corporate	2.58	2.50	2.38	2.49	2.14
Wealth	3.44	3.36	4.34	3.39	4.54
Global Transaction Services	6.72	6.47	9.63	6.96	9.03
Ulster Bank	1.90	1.92	1.74	1.86	1.88
US Retail & Commercial	2.92	2.78	2.37	2.79	2.34

Retail & Commercial	3.23	3.11	2.91	3.10	2.84
Global Banking & Markets	1.14	1.01	1.08	1.08	1.52
Non-Core	1.05	1.22	0.55	1.18	0.54

Group net interest margin	2.05	2.03	1.75	2.00	1.74

Divisional performance (continued)

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	49.3	49.1	-	51.3	(4%)
UK Corporate	84.7	87.6	(3%)	90.2	(6%)
Wealth	12.1	12.0	1%	11.2	8%
Global Transaction Services	18.6	19.4	(4%)	19.1	(3%)
Ulster Bank	32.6	30.5	7%	29.9	9%
US Retail & Commercial	64.1	65.5	(2%)	59.7	7%

Retail & Commercial	261.4	264.1	(1%)	261.4	-
Global Banking & Markets	143.7	141.3	2%	123.7	16%
Other	19.9	16.9	18%	9.4	112%

Core	425.0	422.3	1%	394.5	8%
Non-Core	166.9	175.0	(5%)	171.3	(3%)

	591.9	597.3	(1%)	565.8	5%
Benefit of Asset Protection Scheme	(116.9)	(123.4)	(5%)	(127.6)	(8%)

Total	475.0	473.9	-	438.2	8%

Employee numbers in continuing operations (full time equivalents rounded to the nearest hundred)	30 September 2010	30 June 2010	31 December 2009

UK Retail	24,400	24,000	25,500
UK Corporate	13,000	12,600	12,300
Wealth	5,100	5,000	4,600
Global Transaction Services	3,700	3,600	3,500
Ulster Bank	4,500	4,300	4,500
US Retail & Commercial	15,700	15,700	15,500
Retail & Commercial	66,400	65,200	65,900
Global Banking & Markets	19,500	19,200	17,900
RBS Insurance	14,400	14,500	13,900
Group Centre	4,600	4,700	4,200

Core	104,900	103,600	101,900
Non-Core	10,000	11,300	15,100

	114,900	114,900	117,000
Business Services	41,300	41,800	43,100
Integration	300	300	500
RFS Holdings minority interest	-	-	300

Group total	156,500	157,000	160,900

RBS Group – Q3 2010 Results

UK Retail

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,056	1,001	848	2,990	2,513

Net fees and commissions	262	263	303	784	961
Other non-interest income (net of insurance claims)	64	56	69	176	191

Non-interest income	326	319	372	960	1,152

Total income	1,382	1,320	1,220	3,950	3,665

Direct expenses
- staff	(197)	(203)	(206)	(598)	(634)
- other	(134)	(140)	(129)	(406)	(407)
Indirect expenses	(402)	(401)	(417)	(1,194)	(1,295)

	(733)	(744)	(752)	(2,198)	(2,336)

Operating profit before impairment losses	649	576	468	1,752	1,329
Impairment losses	(251)	(300)	(404)	(938)	(1,228)

Operating profit	398	276	64	814	101

Analysis of income by product
Personal advances	248	236	303	718	919
Personal deposits	277	277	319	831	1,070
Mortgages	527	478	319	1,427	799
Bancassurance	60	58	69	177	190
Cards	243	239	225	711	641
Other	27	32	(15)	86	46

Total income	1,382	1,320	1,220	3,950	3,665

Analysis of impairments by sector
Mortgages	55	44	26	147	89
Personal	150	168	247	551	741
Cards	46	88	131	240	398

Total impairment losses	251	300	404	938	1,228

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.2%	0.2%	0.1%	0.2%	0.1%
Personal	4.8%	5.3%	6.8%	5.9%	6.8%
Cards	3.0%	5.9%	8.6%	5.2%	8.7%

	0.9%	1.1%	1.6%	1.2%	1.6%

RBS Group – Q3 2010 Results

UK Retail (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	23.2%	16.1%	3.8%	15.8%	2.0%
Net interest margin	4.02%	3.88%	3.47%	3.85%	3.54%
Cost:income ratio	51%	57%	57%	55%	62%
Adjusted cost:income ratio (2)	53%	56%	62%	56%	64%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	89.1	86.9	3%	83.2	7%
- personal	12.4	12.8	(3%)	13.6	(9%)
- cards	6.1	6.0	2%	6.2	(2%)
Customer deposits (excluding bancassurance)	91.4	90.0	2%	87.2	5%
Assets under management (excluding deposits)	5.4	5.4	-	5.3	2%
Risk elements in lending	5.0	4.8	4%	4.6	9%
Loan:deposit ratio (excluding repos)	115%	114%	100bp	115%	-
Risk-weighted assets	49.3	49.1	-	51.3	(4%)

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Adjusted cost:income ratio is based on total income after netting insurance claims, and operating expenses.

Key points

Q3 2010 compared with Q2 2010
•	UK Retail delivered a strong operating performance in Q3 2010, with income up, costs down and impairments continuing to improve. Operating profit was up 44% from the previous quarter at £398 million.

•
The NatWest and RBS Customer Charters aim to deliver those elements that customers have said are most important to them, and has been well received by both customers and staff. The division is reaping continuing benefits from investment in process improvements and automation resulting in gains in both service quality and cost efficiency.

RBS Group – Q3 2010 Results

UK Retail (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)
•
UK Retail continues to achieve growth in secured lending, while building customer deposits.
o  Mortgage balances increased 3% on Q2 2010, with strong retention rates among existing customers and gross new lending up 4% on Q2 2010. Market share of new mortgage lending remained at 12% in the quarter, still well above the Group’s 7% share of stock.  While the Group offers a broad range of products across a variety of Loan-to-value (LTV) bandings, the average LTV of new business decreased from 69% in Q2 2010 to 64% in Q3 2010.
o  Unsecured lending fell 2% in the quarter, in line with current risk appetite and the Group’s continued focus on lower risk secured lending.
o  Deposits grew by £1.4 billion or 2% in Q3 2010 despite a still challenging market place.
o  The loan to deposit ratio at 30 September 2010 was 115%, broadly in line with the prior quarter.

•
Net interest income increased by 5%, with net interest margin continuing to recover from the low levels recorded in 2009 to 4.02% in the quarter. Asset margins continued to widen, mainly reflecting the increasing proportion of customers on standard variable rate mortgages. Liability margins, however, fell further compared with Q2 2010, with strong competition in fixed term bonds and bonus savings accounts, compounded by a continuing reduction in yield on current account hedges.

•	Non-interest income increased by 2%, with a modest improvement across the majority of products despite the still-challenging economic climate.

•
Expenses declined by 1% in the quarter, with continuing benefit of process re-engineering and technology investment. Headcount in Q3 2010 increased 2% partly as a result of extensions to opening hours, in line with the Customer Charters. The adjusted cost:income ratio improved by 300 basis points to 53%.

•
Impairment losses declined by 16% in Q3 2010. Impairments are expected to continue gradually improving, subject to economic conditions remaining stable.
            o  Mortgage impairment losses were £55 million on a total book of £89 billion. The quarter-on-quarter increase of £11 million broadly relates to more conservative assumptions on recoveries.
            o  The unsecured portfolio charge fell 23% to £196 million, on a book of £19 billion, with lower default volumes and improved collections performance.

•
Risk-weighted assets increased marginally in the quarter with growth in mortgage loans and a retiring credit cards securitisation largely offset by lower unsecured lending balances and improving portfolio credit metrics.

RBS Group – Q3 2010 Results

UK Retail (continued)

Key points (continued)

Q3 2010 compared with Q3 2009
•
Operating profit increased by £334 million, with income up 13%, costs down 3% and impairments 38% lower than in Q3 2009.  Return on equity in the first nine months of 2010 was 15.8%, compared with 2.0% in the same period of 2009.

•
Net interest income was 25% higher than Q3 2009, with strong mortgage and deposit balance growth and recovering asset margins across all products, which together more than offset the decline in liability margins.

•	Non-interest income decreased 12% on prior year, principally reflecting the change to the structure of overdraft charges, which took effect from Q4 2009.

•
Deposit balances were up 7% on Q3 2009.  Savings balances grew by 9%, outperforming the market total deposit growth of 2.4%, which remains intensely competitive. Personal current account balances were up 2% in the same period.

•	Mortgage balances at 30 September 2010 were up 11%. UK Retail considers mortgages to be a core customer product requirement and continues to support lending for both new and existing customers.

•	Costs were 3% lower than in Q3 2009, driven by process re-engineering efficiencies within the branch network and operational centres. The adjusted cost:income ratio improved from 62% to 53%.

•	Impairment losses dropped by 38% on Q3 2009 primarily reflecting lower arrears volumes on the unsecured portfolio.

RBS Group – Q3 2010 Results

UK Corporate

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	662	647	607	1,919	1,666

Net fees and commissions	244	233	223	701	636
Other non-interest income	80	107	106	292	332

Non-interest income	324	340	329	993	968

Total income	986	987	936	2,912	2,634

Direct expenses
- staff	(186)	(189)	(174)	(580)	(541)
- other	(81)	(82)	(71)	(266)	(191)
Indirect expenses	(139)	(128)	(125)	(394)	(380)

	(406)	(399)	(370)	(1,240)	(1,112)

Operating profit before impairment losses	580	588	566	1,672	1,522
Impairment losses	(158)	(198)	(187)	(542)	(737)

Operating profit	422	390	379	1,130	785

Analysis of income by business
Corporate and commercial lending	651	660	546	1,941	1,542
Asset and invoice finance	163	154	129	451	361
Corporate deposits	183	185	241	544	795
Other	(11)	(12)	20	(24)	(64)

Total income	986	987	936	2,912	2,634

Analysis of impairments by sector
Banks and financial institutions	15	(9)	4	8	9
Hotels and restaurants	6	12	7	34	58
Housebuilding and construction	62	8	58	84	119
Manufacturing	2	2	2	10	23
Other	19	83	31	139	138
Private sector education, health, social work, recreational and community services	1	-	(4)	9	36
Property	34	61	69	161	229
Wholesale and retail trade, repairs	14	28	16	60	53
Asset and invoice finance	5	13	4	37	72

Total impairment losses	158	198	187	542	737

RBS Group – Q3 2010 Results

UK Corporate (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	1.0%	(0.6%)	0.3%	0.2%	0.2%
Hotels and restaurants	0.3%	0.7%	0.4%	0.7%	1.1%
Housebuilding and construction	5.5%	0.7%	5.0%	2.5%	3.4%
Manufacturing	0.2%	0.1%	0.1%	0.3%	0.5%
Other	0.2%	1.0%	0.4%	0.6%	0.6%
Private sector education, health, social work, recreational and community services	-	-	(0.2%)	0.1%	0.7%
Property	0.5%	0.8%	0.8%	0.7%	0.9%
Wholesale and retail trade, repairs	0.5%	1.1%	0.6%	0.8%	0.7%
Asset and invoice finance	0.2%	0.6%	0.2%	0.5%	1.1%

	0.6%	0.7%	0.7%	0.6%	0.9%

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	16.0%	14.3%	13.5%	14.3%	9.3%
Net interest margin	2.58%	2.50%	2.38%	2.49%	2.14%
Cost:income ratio	41%	40%	40%	43%	42%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	116.6	118.4	(2%)	114.9	1%
Loans and advances to customers (gross)
- banks and financial institutions	6.0	6.5	(8%)	6.3	(5%)
- hotels and restaurants	6.9	7.0	(1%)	6.7	3%
- housebuilding and construction	4.5	4.6	(2%)	4.3	5%
- manufacturing	5.3	5.5	(4%)	5.9	(10%)
- other	31.9	32.6	(2%)	29.9	7%
- private sector education, health, social work, recreational and community services	9.0	9.1	(1%)	6.5	38%
- property	30.0	30.3	(1%)	33.0	(9%)
- wholesale and retail trade, repairs	10.2	10.4	(2%)	10.2	-
- asset and invoice finance	9.7	9.2	5%	8.8	10%
Customer deposits	98.1	95.4	3%	87.8	12%
Risk elements in lending	3.3	2.9	14%	2.3	43%
Loan:deposit ratio (excluding repos)	114%	119%	(500bp)	126%	(1,200bp)
Risk-weighted assets	84.7	87.6	(3%)	90.2	(6%)

Note:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

RBS Group – Q3 2010 Results

UK Corporate (continued)

Key points

Q3 2010 compared with Q2 2010
•	Operating profit increased by 8% to £422 million, driven by improved credit performance.

•
Net interest income rose by 2%. Deposit balances grew by £2.7 billion with new product launches and other deposit-gathering initiatives continuing to deliver in an intensely competitive market. Loans and advances to customers were marginally down from the previous quarter, with above-target levels of gross new lending offset by customer deleveraging. Net interest margin increased by 8 basis points, driven by a recovery in asset margins from the depressed levels recorded in 2008 and 2009, whilst deposit margins remain under pressure.

•	Non-interest income declined 5%, with reduced sales of financial market products.

•	Total costs rose 2%, driven by investment in strategic initiatives.

•	Impairments were £40 million lower; reflecting an improved flow into collectively assessed balances.

•	Risk-weighted assets decreased by 3% reflecting lower nominal assets and improved risk metrics.

Q3 2010 compared with Q3 2009
•	Operating profit was up £43 million or 11%, reflecting good income growth and lower impairments partially offset by higher costs.

•
Net interest income increased by 9%, reflecting good growth in deposit volumes, together with a recovery in asset margins. Deposit balances grew by £11.4 billion compared with 30 September 2009 and the loan:deposit ratio improved to 114%, compared with 130% a year earlier.  Net interest margin improved by 20 basis points, reflecting the progressive repricing of the loan portfolio and a better funding cost environment than in Q3 2009.

•	Non-interest income was 2% (£5 million) lower, the result of reduced sales of financial market products and services.

•	Total expenses increased by 10%, driven primarily by investment in strategic initiatives.

•	Impairments were £29 million lower compared with Q3 2009, which included a charge for potential losses in the portfolio not yet specifically identified and lower specific provisions.

•	Whilst loans and advances stayed broadly in line, risk-weighted assets decreased by £6.3 billion, or 7% primarily reflecting improvements in risk metrics.

RBS Group – Q3 2010 Results

Wealth

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	156	150	168	449	502

Net fees and commissions	90	97	92	282	272
Other non-interest income	18	19	19	54	61

Non-interest income	108	116	111	336	333

Total income	264	266	279	785	835

Direct expenses
- staff	(95)	(92)	(82)	(286)	(250)
- other	(39)	(39)	(41)	(113)	(119)
Indirect expenses	(55)	(47)	(36)	(157)	(112)

	(189)	(178)	(159)	(556)	(481)

Operating profit before impairment losses	75	88	120	229	354
Impairment losses	(1)	(7)	(1)	(12)	(23)

Operating profit	74	81	119	217	331

Analysis of income
Private banking	217	216	232	637	693
Investments	47	50	47	148	142

Total income	264	266	279	785	835

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Net interest margin	3.44%	3.36%	4.34%	3.39%	4.54%
Cost:income ratio	72%	67%	57%	71%	58%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	7.5	6.9	9%	6.5	15%
- personal	6.5	6.4	2%	4.9	33%
- other	1.5	1.6	(6%)	2.3	(35%)
Customer deposits	34.8	36.2	(4%)	35.7	(3%)
Assets under management (excluding deposits)	31.1	30.2	3%	30.7	1%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	41%	300bp	38%	600bp
Risk-weighted assets	12.1	12.0	1%	11.2	8%

Wealth (continued)

Key points

Q3 2010 compared with Q2 2010
•	Operating profit fell 9% to £74 million in the third quarter, with weaker investment fee income and higher business investment costs only partially mitigated by a fall in impairment losses.

•
Total income fell 1% in the quarter. Lower average assets under management and reduced levels of trading fees led to a 7% fall in non-interest income. This was offset by a 4% increase in net interest income.

•
Loans and advances continued to grow strongly, increasing 4% in the quarter, primarily driven by mortgage lending which rose by £0.6 billion. Credit metrics remain satisfactory and were comparable with previous quarters.

•	Net interest margin improved 8 basis points reflecting strong lending performance. However the competitive nature of pricing within the deposit market continues, leading to a 4% reduction in balances.

•
Assets under management grew 3% in positive market conditions, reversing the falls seen in Q2 2010. The international businesses continue to feel the impact of client losses following the departures of a number of senior private bankers earlier in the year.

•
Total expenses increased 6% primarily driven by investment in strategic initiatives, combined with continued front office staff investment and temporary resource to support the implementation of the new banking platform.

Q3 2010 compared with Q3 2009
•	Operating profit fell 38% with lower income and an increase in expenses.

•	Income declined by 5% primarily due to lower net interest income which fell £12 million, 7%.

•	Lending continued to be made available to meet client demand, with balances increasing 16% over Q3 2009. Mortgage balances in particular saw strong growth, increasing 23%.

•
Client deposits decreased 4% through the impact of client losses in the International businesses. Pricing competition to retain and attract balances put pressure on net interest margin which narrowed by 90 basis points.

•	Assets under management fell 2% (5% at constant exchange rates) due to client attrition in the International businesses.

•	Total expenses rose 19%, in part reflecting additional headcount in expanding the UK and International franchises.

RBS Group – Q3 2010 Results

Global Transaction Services

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	257	237	234	711	679
Non-interest income	411	411	388	1,212	1,171

Total income	668	648	622	1,923	1,850

Direct expenses
- staff	(100)	(102)	(87)	(306)	(269)
- other	(38)	(37)	(37)	(108)	(110)
Indirect expenses	(218)	(227)	(223)	(682)	(687)

	(356)	(366)	(347)	(1,096)	(1,066)

Operating profit before impairment losses	312	282	275	827	784
Impairment losses	(3)	(3)	(22)	(6)	(35)

Operating profit	309	279	253	821	749

Analysis of income by product
Domestic cash management	216	201	202	611	608
International cash management	200	193	183	578	531
Trade finance	81	76	71	228	223
Merchant acquiring	123	133	127	371	377
Commercial cards	48	45	39	135	111

Total income	668	648	622	1,923	1,850

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Net interest margin	6.72%	6.47%	9.63%	6.96%	9.03%
Cost:income ratio	53%	56%	56%	57%	58%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	24.2	25.7	(6%)	18.4	32%
Loans and advances	14.4	15.6	(8%)	12.7	13%
Customer deposits	65.4	62.7	4%	61.8	6%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	22%	25%	(300bps)	21%	100bps
Risk-weighted assets	18.6	19.4	(4%)	19.1	(3%)

RBS Group – Q3 2010 Results

Global Transaction Services (continued)

Key points

Q3 2010 compared with Q2 2010
•	Operating profit increased 11%, driven by increased deposit volumes and lower expenses.

•
Income increased 3%, or 4% at constant foreign exchange rates, reflecting increased earnings on the division’s deposit surplus and improving commercial card transaction volumes, partially offset by seasonality impacts in Merchant Acquiring.

•	Expenses fell by 3%, or 1% on a constant foreign exchange basis, mainly reflecting lower operations costs in indirect expenses.

•
Customer deposits increased by 4% to £65.4 billion, driven by growth in both non-interest- bearing balances in the Domestic business and interest-bearing balances in the International cash management business. The loan to deposit ratio improved by 300 basis points to 22% from 25% in the previous quarter.

•
The sale of the Global Merchant Services business is on track for completion during the fourth quarter. In Q3 2010, Global Merchant Services reported income of £128 million and expenses of £76 million, generating an operating profit of £52 million.

Q3 2010 compared with Q3 2009
•	Operating profit increased 22%, or 18% at constant foreign exchange rates, with income up 7% and expenses up 3%.

•	Income rose to £668 million, reflecting higher domestic and international average deposit balances, increased foreign exchange transaction fees and improving commercial card transaction volumes.

•	Expenses rose 3%, largely reflecting continued investment in front office and support infrastructure.

•	Third party assets increased by £3 billion as yen clearing activities were brought in-house.

•
Customer deposit balances increased by 12% with growth in the international and UK domestic cash management businesses. Net interest margin declined by 291 basis points largely driven by the impact of new yen clearing activities and associated low interest cash balances, as well as deposit and trade finance margin compression. The loan to deposit ratio improved by 300 basis points and the funding surplus increased by £6.9 billion.

RBS Group – Q3 2010 Results

Ulster Bank

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	192	194	176	574	586

Net fees and commissions	38	43	45	116	130
Other non-interest income	14	10	10	42	33

Non-interest income	52	53	55	158	163

Total income	244	247	231	732	749

Direct expenses
- staff	(54)	(60)	(79)	(180)	(249)
- other	(18)	(20)	(22)	(57)	(73)
Indirect expenses	(62)	(63)	(71)	(200)	(219)

	(134)	(143)	(172)	(437)	(541)

Operating profit before impairment losses	110	104	59	295	208
Impairment losses	(286)	(281)	(144)	(785)	(301)

Operating loss	(176)	(177)	(85)	(490)	(93)

Analysis of income by business
Corporate	120	134	134	399	434
Retail	124	105	104	341	298
Other	-	8	(7)	(8)	17

Total income	244	247	231	732	749

Analysis of impairments by sector
Mortgages	69	33	30	135	54
Corporate
- property	107	117	(2)	306	73
- other corporate	100	118	89	309	120
Other lending	10	13	27	35	54

Total impairment losses	286	281	144	785	301

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	1.3%	0.9%	0.7%	0.8%	0.4%
Corporate
- property	8.1%	4.9%	(0.1%)	7.7%	1.0%
- other corporate	4.3%	4.8%	3.0%	4.4%	1.3%
Other lending	2.4%	2.7%	5.4%	2.7%	3.6%

	3.0%	3.1%	1.4%	2.8%	1.0%

RBS Group – Q3 2010 Results

Ulster Bank (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	(20.9%)	(21.7%)	(11.3%)	(19.4%)	(4.1%)
Net interest margin	1.90%	1.92%	1.74%	1.86%	1.88%
Cost:income ratio	55%	58%	74%	60%	72%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.4	14.9	44%	16.2	32%
- corporate
- property	5.3	9.5	(44%)	10.1	(48%)
- other corporate	9.4	9.9	(5%)	11.0	(15%)
- other lending	1.7	1.9	(11%)	2.4	(29%)
Customer deposits	23.4	22.7	3%	21.9	7%
Risk elements in lending
- mortgages	1.4	0.7	100%	0.6	133%
- corporate
- property	0.6	1.3	(54%)	0.7	(14%)
- other corporate	1.0	1.3	(23%)	0.8	25%
- other lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	156%	154%	200bp	177%	(2,100bp)
Risk-weighted assets	32.6	30.5	7%	29.9	9%

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q3 2010 compared with Q2 2010
•
Operating loss for the quarter of £176 million was in line with the previous quarter. Operating profit before impairment losses increased by 4% in constant currency terms reflecting improved performance in the quarter on both income and expenses.

•
As part of its strategic plan update, the bank has taken the decision to cease early stage development property lending. Accordingly on 1 July 2010 the division transferred a portfolio of development property assets to the Non-Core division. In addition, reflecting its continued commitment to the retail mortgage sector, a portfolio of retail mortgage assets to be managed as part of the core business was transferred back.

•	Net interest income rose 2% in the quarter on a constant currency basis, with higher asset and liability balances but reduced net interest margin, reflecting an increased level of liquid assets held.

•
Total expenses decreased by 1% on a constant currency basis, driven by the continuing impact on direct costs (down 5% at constant exchange rates) of savings initiated through its restructuring programme and ongoing operational efficiencies.

RBS Group – Q3 2010 Results

Ulster Bank (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)
•	Customer deposit balances remained broadly flat in constant currency terms during the period.

•
Impairment losses remain severe, reflecting the continuing deterioration in credit metrics across the Irish economy. Asset default levels and loss rates in both the retail and corporate portfolios continue to remain elevated which is expected to continue into Q4 before beginning to stabilise.

•
In September, Ulster Bank launched its Helpful Banking programme which outlines a set of commitments to personal and business customers and clearly articulates how the bank intends to deliver on what matters most to them. Private Banking in the Republic of Ireland was also launched in September, delivering an island-wide proposition to meet the day-to-day banking needs of high net worth customers.

Q3 2010 compared with Q3 2009
•	Operating loss increased significantly compared with Q3 2009 as a result of higher impairment losses, partially mitigated by strong management action to improve income generation and to reduce costs.

•	Net interest income increased by 15% in constant currency terms, with improved asset pricing more than offsetting a decrease in liability margins.

•	Loans to customers decreased by 3% over the period on a constant currency basis, while deposit balances increased by 16%, reflecting the business’s focus on growing the customer deposit base.

•	Non-interest income declined by 4% in constant currency terms, largely reflecting changes to the structure of overdraft charges which took effect from Q4 2009.

•
The focus on the management of the cost base across the business coupled with the impact of the Group-wide restructuring programme has resulted in a reduction in total expenses of 18% from the prior year on a constant currency basis.

•	Impairment losses increased sharply reflecting the deterioration in the economic environment in the Republic of Ireland.

RBS Group – Q3 2010 Results

US Retail & Commercial (£ Sterling)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	480	502	410	1,450	1,352

Net fees and commissions	180	203	159	560	566
Other non-interest income	91	72	65	238	162

Non-interest income	271	275	224	798	728

Total income	751	777	634	2,248	2,080

Direct expenses
- staff	(214)	(151)	(174)	(580)	(576)
- other	(148)	(163)	(132)	(445)	(463)
Indirect expenses	(191)	(190)	(191)	(569)	(586)

	(553)	(504)	(497)	(1,594)	(1,625)

Operating profit before impairment losses	198	273	137	654	455
Impairment losses	(125)	(144)	(180)	(412)	(549)

Operating profit/(loss)	73	129	(43)	242	(94)

Average exchange rate – US$/£	1.551	1.492	1.640	1.534	1.543

Analysis of income by product
Mortgages and home equity	142	124	112	381	384
Personal lending and cards	127	122	116	363	336
Retail deposits	223	248	200	697	633
Commercial lending	145	152	127	439	408
Commercial deposits	78	86	97	245	290
Other	36	45	(18)	123	29

Total income	751	777	634	2,248	2,080

Analysis of impairments by sector
Residential mortgages	14	22	29	55	64
Home equity	56	38	82	100	154
Corporate and commercial	23	76	65	148	234
Other consumer	28	7	4	91	97
Securities impairment losses	4	1	-	18	-

Total impairment losses	125	144	180	412	549

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	1.3%	1.7%	1.2%	1.2%
Home equity	1.5%	0.9%	2.1%	0.9%	1.3%
Corporate and commercial	0.5%	1.5%	1.3%	1.0%	1.5%
Other consumer	1.6%	0.3%	0.2%	1.8%	1.6%

	1.0%	1.1%	1.4%	1.1%	1.4%

RBS Group – Q3 2010 Results

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Performance ratios
Return on equity (1)	3.7%	6.4%	(2.2%)	4.1%	(1.6%)
Net interest margin	2.92%	2.78%	2.37%	2.79%	2.34%
Cost:income ratio	74%	65%	78%	71%	78%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	72.4	78.2	(7%)	75.4	(4%)
Loans and advances to customers (gross)
- residential mortgages	6.2	6.6	(6%)	6.5	(5%)
- home equity	15.3	16.3	(6%)	15.4	(1%)
- corporate and commercial	19.8	20.7	(4%)	19.5	2%
- other consumer	6.8	8.0	(15%)	7.5	(9%)
Customer deposits (excluding repos)	60.5	62.3	(3%)	60.1	1%
Risk elements in lending
- retail	0.4	0.4	-	0.4	-
- commercial	0.4	0.5	(20%)	0.2	100%
Loan:deposit ratio (excluding repos)	78%	81%	(300bp)	80%	(200bp)
Risk-weighted assets	64.1	65.5	(2%)	59.7	7%

Spot exchange rate – US$/£	1.570	1.498		1.622

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the third quarter, with the average exchange rate increasing by 4% compared with Q2 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 40 and 41.

RBS Group – Q3 2010 Results

US Retail & Commercial (US Dollar)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	$m	$m	$m	$m	$m

Income statement
Net interest income	745	748	680	2,223	2,087

Net fees and commissions	280	303	266	859	874
Other non-interest income	139	110	104	365	248

Non-interest income	419	413	370	1,224	1,122

Total income	1,164	1,161	1,050	3,447	3,209

Direct expenses
- staff	(332)	(223)	(289)	(890)	(889)
- other	(230)	(246)	(219)	(683)	(714)
Indirect expenses	(296)	(283)	(313)	(872)	(902)

	(858)	(752)	(821)	(2,445)	(2,505)

Operating profit before impairment losses	306	409	229	1,002	704
Impairment losses	(193)	(214)	(296)	(631)	(847)

Operating profit/(loss)	113	195	(67)	371	(143)

Analysis of income by product
Mortgages and home equity	220	185	186	585	593
Personal lending and cards	196	182	190	556	518
Retail deposits	345	372	329	1,068	976
Commercial lending	225	226	210	673	629
Commercial deposits	122	128	160	376	448
Other	56	68	(25)	189	45

Total income	1,164	1,161	1,050	3,447	3,209

Analysis of impairments by sector
Residential mortgages	22	33	47	85	99
Home equity	88	56	131	154	238
Corporate and commercial	35	113	107	225	360
Other consumer	42	10	11	139	150
Securities impairment losses	6	2	-	28	-

Total impairment losses	193	214	296	631	847

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.9%	1.3%	1.7%	1.2%	1.2%
Home equity	1.5%	0.9%	2.0%	0.9%	1.2%
Corporate and commercial	0.5%	1.5%	1.3%	1.0%	1.5%
Other consumer	1.6%	0.3%	0.3%	1.7%	1.6%

	1.0%	1.1%	1.5%	1.1%	1.4%

RBS Group – Q3 2010 Results

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
Performance ratios
Return on equity (1)	3.6%	6.5%	(2.2%)	4.0%	(1.5%)
Net interest margin	2.92%	2.78%	2.37%	2.79%	2.34%
Cost:income ratio	74%	65%	78%	71%	78%

	30 September 2010	30 June 2010		31 December 2009
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.7	117.2	(3%)	122.3	(7%)
Loans and advances to customers (gross)
- residential mortgages	9.7	9.9	(2%)	10.6	(8%)
- home equity	24.0	24.4	(2%)	25.0	(4%)
- corporate and commercial	31.1	30.9	1%	31.6	(2%)
- other consumer	10.7	12.0	(11%)	12.1	(12%)
Customer deposits (excluding repos)	95.1	93.3	2%	97.4	(2%)
Risk elements in lending
- retail	0.7	0.6	17%	0.6	17%
- commercial	0.6	0.7	(14%)	0.4	50%
Loan:deposit ratio (excluding repos)	78%	81%	(300bp)	80%	(200bp)
Risk-weighted assets	100.7	98.1	3%	96.9	4%

Note:
(1)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on 8% of divisional risk-weighted assets, adjusted for capital deductions).

Key points

Q3 2010 compared with Q2 2010
•
US Retail & Commercial delivered a profit for the third consecutive quarter, posting an operating profit of $113 million. Excluding a $113 million credit related to changes to the defined benefit pension plan in Q2 2010, operating profit was up 38% from the previous quarter. Economic conditions in core regions remain subdued, with lingering high unemployment, a soft housing market and reduced consumer activity.

•
Net interest income was in line with the previous quarter. Loans and advances declined 2% principally due to the sale of a student loan portfolio ($1.1 billion) and reduced housing related loans. Customer deposits, however, increased 2% overall, with demand deposit account balances up 9%.

•
Net interest margin increased by 14 basis points to 2.92%, with a continued trend of balance migration from lower margin term and time accounts to higher margin checking accounts, as well as a positive impact from a balance sheet restructuring carried out during the quarter.

•	The loan to deposit ratio continued to trend lower, dropping by 300 basis points to 78% during the quarter.

RBS Group – Q3 2010 Results

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)
•
Non-interest income was up 1% reflecting strong mortgage income (up $35 million on the second quarter), offset by lower deposit fees as a result of Regulation E legislative changes introduced in the quarter. The current annual impact of Regulation E is estimated at between $125-150 million. Mitigating action to implement changes to account and transaction fee schedules is currently under review. In addition, gains of $330 million were recognised on the sale of available-for-sale securities as part of a balance sheet restructuring exercise which were largely offset by losses crystallised on the termination of swaps hedging fixed-rate funding.

•
Regulation E prohibits financial institutions from charging consumers fees for paying automated teller machine (ATM) and one-off debit card transactions which would result in overdraft, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

•	Total expenses were 1% lower, excluding the pension credit booked in Q2 2010.

•
Impairment losses fell 10%, reflecting a gradual improvement in the underlying credit environment. Loan impairments decreased as a proportion of loans and advances, falling 10 basis points from the second quarter and continuing a downward trend from their peak in Q3 2009.

•	Following significant loan reserve building in 2009, provisions for loan losses held steady at $1.2 billion, reflecting a cautious near-term view of the credit environment.

Q3 2010 compared with Q3 2009
•	Operating profit increased to $113 million from an operating loss of $67 million.

•
Net interest income rose 10%, with net interest margin increasing by 55 basis points to 2.92%, offsetting a reduction in loan and deposit balances. The margin improvement was primarily due to changes in deposit mix and new deposit pricing strategies, as well as a positive impact from a balance sheet restructuring carried out during the quarter.

•
Customer deposits were down 4%, reflecting the impact of a changed pricing strategy on low margin term and time products, but strong growth was achieved in checking balances. Over 52,500 consumer checking accounts were added over the year, and more than 12,500 small business checking accounts were added. Consumer checking balances grew by 8% and small business balances by 11%.

•	Non-interest income was up 13%, driven by higher mortgage and debit card income and higher gains on the sale of securities.

•	Total expenses rose 5% reflecting impairment of mortgage servicing rights ($23 million), changes in the phasing of staff compensation and higher medical costs.

RBS Group – Q3 2010 Results

Global Banking & Markets

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	317	335	447	1,031	1,919

Net fees and commissions receivable	411	314	340	1,070	1,049
Income from trading activities	830	1,232	1,348	4,089	6,396
Other operating income (net of related funding costs)	(4)	66	(70)	135	(269)

Non-interest income	1,237	1,612	1,618	5,294	7,176

Total income	1,554	1,947	2,065	6,325	9,095

Direct expenses
- staff	(621)	(631)	(716)	(2,139)	(2,268)
- other	(166)	(200)	(184)	(550)	(587)
Indirect expenses	(218)	(202)	(252)	(643)	(737)

	(1,005)	(1,033)	(1,152)	(3,332)	(3,592)

Operating profit before impairment losses and fair value of own debt	549	914	913	2,993	5,503
Impairment losses	40	(164)	(272)	(156)	(510)

Operating profit before fair value of own debt	589	750	641	2,837	4,993
Fair value of own debt	(598)	331	(320)	(299)	(155)

Operating (loss)/profit	(9)	1,081	321	2,538	4,838

Analysis of income by product
Rates – money markets	38	4	287	130	1,606
Rates – flow	402	471	694	1,572	2,527
Currencies & commodities	218	179	147	692	1,102
Equities	198	238	282	750	1,017
Credit and mortgage markets	349	474	475	1,782	2,023
Portfolio management and origination	349	581	180	1,399	820

Total income	1,554	1,947	2,065	6,325	9,095

Analysis of impairments by sector
Manufacturing and infrastructure	(34)	(12)	33	(53)	72
Property and construction	-	56	-	64	50
Banks and financial institutions	(3)	110	237	123	280
Other	(3)	10	2	22	108

Total impairment losses	(40)	164	272	156	510

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.2%)	0.7%	0.6%	0.2%	0.5%

RBS Group – Q3 2010 Results

Global Banking & Markets (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Return on equity (1)	11.3%	13.8%	14.2%	18.0%	36.9%
Net interest margin	1.14%	1.01%	1.08%	1.08%	1.52%
Cost:income ratio	65%	53%	56%	53%	39%
Compensation ratio (2)	40%	32%	35%	34%	25%

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	87.9	88.8	(1%)	90.9	(3%)
Loans and advances to banks	44.8	40.1	12%	36.9	21%
Reverse repos	92.3	85.6	8%	73.3	26%
Securities	118.8	109.8	8%	106.0	12%
Cash and eligible bills	42.0	41.2	2%	74.0	(43%)
Other	34.9	34.5	1%	31.1	12%

Total third party assets (excluding derivatives mark-to-market)	420.7	400.0	5%	412.2	2%
Net derivative assets (after netting)	41.1	52.1	(21%)	68.0	(40%)
Customer deposits (excluding repos)	40.9	45.6	(10%)	46.9	(13%)
Risk elements in lending	1.6	1.8	(11%)	1.8	(11%)
Loan:deposit ratio (excluding repos)	215%	195%	2,000bp	194%	2,100bp
Risk-weighted assets	143.7	141.3	2%	123.7	16%

Notes:
(1)	Return on equity is based on divisional operating profit after tax, divided by divisional notional equity (based on 10% of divisional risk-weighted assets, adjusted for capital deductions).
(2)	Compensation ratio is based on staff costs as a percentage of total income, excluding the fair value of own debt.

Key points

Q3 2010 compared with Q2 2010
•	Operating profit, excluding fair value of own debt, fell 21% to £589 million, with reduced revenue partially offset by a net recovery on impairments and a small reduction in costs.

•
Excluding fair value of own debt, revenue fell 20%. Adjusting for the impact of the tightening in the Group’s credit spreads on derivative liabilities the decline was 13%. Trading volumes were weak as investors remained risk averse amidst uncertainty in the global economy. Volatility also subsided as concerns about European sovereign debt default decreased during the quarter. In spite of this environment, GBM continued to focus on serving its customers, remaining a top three bookrunner for IG Corporates in EMEA DCM.

•
Movements in fair value of own debt reduced revenue by £598 million in the quarter. This reflects the narrowing of the Group’s credit spreads, driven by the announcements of the European bank stress tests in July and the Basel Committee recommendations on capital and liquidity.

RBS Group – Q3 2010 Results

Global Banking & Markets (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)
•
Rates flow and Credit and mortgage markets products suffered from subdued client flow, but Currencies revenues recovered somewhat. Portfolio revenue fell back after a spike in market derivative values in Q2 2010.

•
Total costs fell by 3% compared with Q2 2010.  Excluding fair value of own debt, the cost:income ratio for the nine months to September 2010 was 53%, below the 55% strategic plan target. The year-to-date compensation ratio of 34%, excluding fair value of own debt, remains within the expected range of 32-35%.

•	Impairments for the quarter were negligible, with no significant single name defaults, low levels of underlying impairment and several modest recoveries, resulting in a credit of £40 million.

•
Third party assets increased by £21 billion during Q3 2010, to £421 billion, within the normal range of £400 billion to £450 billion,  reflecting increased customer demand for securities and a pick up in repo trading activity towards the end of the period.

•	Risk-weighted assets increased by 2% over the period reflecting effective management of underlying risk which mitigated the impact of changes in the regulatory treatment of some assets.

•
Adjusting for the fair value of own debt, return on equity for the quarter was 11.3% and 18.0% for the nine months to September 2010, ahead of the strategic plan target of 15% despite tough market conditions during Q2 and Q3 2010.

Q3 2010 compared with Q3 2009
•	Operating profit declined by 8%, excluding movements in fair value of own debt, reflecting lower revenue that was partially offset by lower costs and impairments.

•
Excluding the movement in fair value of own debt, revenue fell 25%. Rates, money markets and flow revenue fell, reflecting reduced volatility and client activity. However, revenue from currencies improved, driven by a significantly better performance in emerging markets.

•
Credit and mortgage market revenue declined as mortgage trading income fell from the buoyant trading conditions experienced in Q3 2009. Reduced revenue in Equities reflected lower ECM volumes in the EMEA region. Portfolio management revenue improved as a result of lower costs of balance sheet management and lower losses on market derivative values.

•	Third party assets over the period declined by £38 billion, an 8% year-on-year reduction. This was a result of active balance sheet management.

RBS Group – Q3 2010 Results

RBS Insurance

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Earned premiums	1,111	1,118	1,145	3,359	3,370
Reinsurers' share	(36)	(38)	(43)	(108)	(128)

Net premium income	1,075	1,080	1,102	3,251	3,242
Fees and commissions	(96)	(91)	(95)	(276)	(282)
Instalment income	37	35	37	107	104
Other income	-	7	6	13	19

Total income	1,016	1,031	1,050	3,095	3,083

Net claims	(949)	(1,132)	(928)	(3,055)	(2,479)
Underwriting profit/(loss)	67	(101)	122	40	604

Staff expenses	(68)	(66)	(67)	(197)	(206)
Other expenses	(41)	(48)	(47)	(136)	(168)

Total direct expenses	(109)	(114)	(114)	(333)	(374)
Indirect expenses	(66)	(62)	(64)	(193)	(195)

	(175)	(176)	(178)	(526)	(569)

Technical result	(108)	(277)	(56)	(486)	35
Impairment losses	-	-	(2)	-	(8)
Investment income	75	74	69	200	201

Operating (loss)/profit	(33)	(203)	11	(286)	228

Analysis of income by product
Personal lines motor excluding broker
- Own brands	442	442	462	1,330	1,322
- Partnerships	64	67	76	199	226
Personal lines home excluding broker
- Own brands	119	118	112	354	326
- Partnerships	91	94	95	282	278
Personal lines other excluding broker
- Own brands	47	46	48	143	139
- Partnerships	42	51	50	145	158
Other
- Commercial and international	155	150	141	459	435
- Other (including personal lines broker)	56	63	66	183	199

Total income	1,016	1,031	1,050	3,095	3,083

RBS Group – Q3 2010 Results

RBS Insurance (continued)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

In-force policies (thousands)
Personal lines motor excluding broker
- Own brands	4,276	4,424	4,798	4,276	4,798
- Partnerships	698	755	874	698	874
Personal lines home excluding broker
- Own brands	1,765	1,772	1,671	1,765	1,671
- Partnerships	1,859	1,875	1,947	1,859	1,947
Personal lines other excluding broker
- Own brands	2,069	2,194	2,250	2,069	2,250
- Partnerships	7,201	7,186	7,518	7,201	7,518
Other
- Commercial and international	1,373	1,322	1,213	1,373	1,213
- Other (including personal lines broker)	911	1,046	1,053	911	1,053

Total in-force policies (1)	20,152	20,574	21,324	20,152	21,324

Gross written premium (£m)	1,128	1,092	1,186	3,310	3,456

Performance ratios
Return on equity (2)	(3.5%)	(21.8%)	1.2%	(10.2%)	8.5%
Cost:income ratio (3)	16%	16%	16%	16%	17%
Loss ratio (4)	88.6%	106.3%	84.0%	94.7%	75.9%
Combined operating ratio (5)	110.2%	128.7%	104.7%	116.9%	98.4%

Balance sheet
General insurance reserves – total (£m)	7,552	7,326	6,839	7,552	6,839

Notes:
(1)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan & card repayment payment protection.

(2)	Return on equity is based on divisional operating profit/(loss) after tax, divided by divisional notional equity (based on regulatory capital).
(3)	Cost:income ratio is based on total income, including investment income and total expenses.
(4)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5)	Combined operating ratio is the expenses (including fees & commissions) divided by gross written premium income, added to the loss ratio, for the UK businesses.

Key points

Q3 2010 compared with Q2 2010
●
Performance improved on Q2 2010 due to lower additions to bodily injury reserves in the quarter. Tighter underwriting criteria are now in effect and pricing and claims management initiatives for bodily injury have started to deliver; further improvements still need to be fully embedded  to restore the business to sustainable profitability.

●
RBS Insurance recently announced plans to rationalise its operational sites. This together with further actions to drive down expenses will deliver a more robust and cost-competitive platform for the business.

●
As planned, total in-force policies have declined. A reduction in motor policies following significant re-pricing as well as the Group’s exit from less profitable partnership and broker business, has been partly offset by growth in Commercial and International policies.

RBS Group – Q3 2010 Results

RBS Insurance (continued)

Key points (continued)

Q3 2010 compared with Q2 2010 (continued)
●	Total income declined slightly to £1,016 million. Although motor pricing has increased, premium income has fallen as a result of exiting the higher risk, higher premium motor business.

●
Net claims were 16% lower than Q2 2010, during which additional reserves totalling £320 million were established in respect of bodily injury. For Q3 2010 an additional £100 million has been added to bodily injury claims reserves, largely relating to periodic payment orders following an industry-wide review during the quarter.  In response to this claims experience, motor pricing has been further increased from the second quarter and significant progress continues to be made in removing higher risk business from the overall motor book by targeted rating actions.

●
Expenses were flat in the quarter, with higher staff expenses offset by lower marketing costs and levies.  In advance of the main phase of planned role reductions, additional headcount has been required to deliver the business transformation programme.

Q3 2010 compared with Q3 2009
•
Total in-force policies declined by 5%, reflecting the change in mix of the policy book, with motor own-brand policies down 11% but own-brand home policies up 6%. The partnership and broker segment declined by 11%, in line with business strategy.

•	Total income declined by 3% as a result of a reduction in in-force policies, including the removal of higher risk, higher premium motor business, partially offset by increased pricing.

●	Our market leading home business has continued to make solid progress with an increase in year to date total income of 5%.

•	Net claims were 2% higher, principally driven by the deterioration in the observed severity of bodily injury claims.

•	Expenses were down 2%, driven by lower levies and marketing costs.

•
The combined operating ratio, including indirect costs, was 110.2% compared with 104.7% in Q3 2009, owing to the impact of increased reserving for bodily injury claims partially mitigated by expense ratio improvement. Excluding increased bodily injury reserving relating to prior years, the combined operating ratio was 100.2%.

RBS Group – Q3 2010 Results

Central items

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Central items not allocated before fair value of own debt	76	49	283	462	554
Fair value of own debt	(260)	288	(163)	(109)	(257)

Central items not allocated	(184)	337	120	353	297

Key points
•
Funding and operating costs have been allocated to operating divisions, based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

•	Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Q3 2010 compared with Q2 2010
•
Movements in the fair value of own debt represented a net debit of £260 million in the quarter.  The Group's credit spreads narrowed over the quarter, resulting in an increase in the carrying value of own debt.

•
Central items not allocated, which are primarily volatile Group Treasury items, amounted to a net credit of £76 million, an increase of £27 million on Q2 2010. In Q3 2010 RBS N.V. realised a gain of £216 million on the sale of AFS securities. This was largely offset by negative movements relating to IFRS volatility.

Q3 2010 compared with Q3 2009
•	Movements in the fair value of own debt in both periods reflect a marked narrowing in the Group’s credit spreads.

•	Central items not allocated during the quarter declined by £207 million relative to Q3 2009. This movement is attributable to unallocated volatile Group Treasury items.

RBS Group – Q3 2010 Results

Non-Core

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income statement
Net interest income	438	534	287	1,540	956

Net fees and commissions	43	158	130	305	381
Income from trading activities	219	33	(579)	121	(4,380)
Insurance net premium income	180	173	173	521	613
Other operating income
- rental income	166	181	179	534	512
- other	(158)	(206)	(136)	(326)	(491)

Non-interest income	450	339	(233)	1,155	(3,365)

Total income	888	873	54	2,695	(2,409)

Direct expenses
- staff	(172)	(202)	(150)	(626)	(604)
- other	(277)	(269)	(244)	(828)	(747)
Indirect expenses	(130)	(121)	(132)	(373)	(411)

	(579)	(592)	(526)	(1,827)	(1,762)

Operating profit/(loss) before other operating charges and impairment losses	309	281	(472)	868	(4,171)
Insurance net claims	(144)	(215)	(126)	(492)	(440)
Impairment losses	(1,171)	(1,390)	(2,066)	(4,265)	(7,410)

Operating loss	(1,006)	(1,324)	(2,664)	(3,889)	(12,021)

Analysis of income by business
Banking & portfolio	131	239	(271)	641	(1,375)
International businesses & portfolios	330	606	537	1,568	1,769
Markets	427	28	(212)	486	(2,803)

Total income	888	873	54	2,695	(2,409)

Key metrics
	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009

Performance ratios
Net interest margin	1.05%	1.22%	0.55%	1.18%	0.54%
Cost:income ratio	65%	68%	974%	68%	(73%)
Adjusted cost:income ratio	78%	90%	(731%)	83%	(62%)

RBS Group – Q3 2010 Results

Non-Core (continued)

	30 September 2010	30 June 2010		31 December 2009
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (including derivatives) (2)	175.2	193.3	(9%)	220.9	(21%)
Loans and advances to customers (gross)	119.5	126.4	(5%)	149.5	(20%)
Customer deposits	7.3	7.4	(1%)	12.6	(42%)
Risk elements in lending	23.9	22.0	9%	22.9	4%
Risk-weighted assets (3)	166.9	175.0	(5%)	171.3	(3%)

Notes:
(1)	Includes disposal groups.
(2)	Derivatives were £21.0 billion at 30 September 2010 (30 June 2010 – £19.4 billion; 31 December – £19.9 billion).
(3)
Includes Sempra: 30 September 2010 Third party assets (TPAs) £8.3 billion, RWAs £5.9 billion; (30 June 2010 TPAs £12.7 billion, RWAs £9.7 billion; 31 December 2009 TPAs £14.2 billion, RWAs £10.2 billion).

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Income/(loss) from trading activities
Monoline exposures	191	(139)	(37)	52	(1,708)
Credit derivative product companies	(15)	(55)	(277)	(101)	(846)
Asset backed products (1)	160	97	148	202	(393)
Other credit exotics	(2)	47	(38)	56	(574)
Equities	(15)	(6)	(13)	(28)	(38)
Banking book hedges	(123)	147	(386)	(12)	(1,382)
Other (2)	23	(58)	24	(48)	561

	219	33	(579)	121	(4,380)

Impairment losses
Banking & portfolio	204	256	1,347	1,157	3,320
International businesses & portfolios	980	1,124	1,234	3,055	3,592
Markets	(13)	10	(515)	53	498

Total impairment	1,171	1,390	2,066	4,265	7,410

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolio	1.3%	1.8%	6.0%	2.4%	4.8%
International businesses & portfolios	6.9%	7.4%	6.9%	7.2%	6.7%
Markets	(0.5%)	3.6%	(126.8%)	8.8%	5.7%

	3.9%	4.4%	5.4%	4.7%	5.7%

RBS Group – Q3 2010 Results

Non-Core (continued)

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

Gross customer loans and advances
Banking & portfolio	64.4	67.8	82.0
International businesses & portfolios	54.8	58.2	65.6
Markets	0.3	0.4	1.9

	119.5	126.4	149.5

Risk-weighted assets
Banking & portfolio	54.0	55.1	58.2
International businesses & portfolios	40.6	40.4	43.8
Markets	72.3	79.5	69.3

	166.9	175.0	171.3

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes profits in Sempra of £78 million (30 June 2010 – £125 million; 31 December 2009 – £161 million).
(3)	Includes disposal groups.

RBS Group – Q3 2010 Results

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 30 September 2010
	30 June 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	44.1	2.9	(0.3)	(0.2)	(1.2)	1.2	46.5
Corporate	70.4	(2.8)	(2.4)	0.6	0.1	0.2	66.1
SME	4.7	(0.8)	-	-	-	-	3.9
Retail	16.8	(6.2)	-	-	(0.1)	(0.2)	10.3
Other	3.0	(0.2)	(0.3)	0.1	-	-	2.6
Markets	22.3	(1.4)	(4.4)	0.4	-	(0.4)	16.5

Total (excluding derivatives) (1)	161.3	(8.5)	(7.4)	0.9	(1.2)	0.8	145.9
Markets – Sempra	12.7	(0.5)	(3.3)	-	-	(0.6)	8.3

Total (2)	174.0	(9.0)	(10.7)	0.9	(1.2)	0.2	154.2

Quarter ended 30 June 2010
	31 March 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 June 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	49.5	(5.3)	(0.3)	2.8	(1.1)	(1.5)	44.1
Corporate	78.8	(2.6)	(4.5)	0.6	0.1	(2.0)	70.4
SME	4.0	0.9	-	-	(0.1)	(0.1)	4.7
Retail	19.8	(0.5)	(1.7)	-	(0.2)	(0.6)	16.8
Other	3.3	(0.2)	(0.1)	-	-	-	3.0
Markets	24.1	(0.6)	(1.4)	0.6	(0.1)	(0.3)	22.3

Total (excluding derivatives)	179.5	(8.3)	(8.0)	4.0	(1.4)	(4.5)	161.3
Markets – Sempra	14.0	(1.4)	-	-	-	0.1	12.7

Total	193.5	(9.7)	(8.0)	4.0	(1.4)	(4.4)	174.0

Nine months ended 30 September 2010
	31 December 2009	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	30 September 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(3.9)	(0.6)	2.8	(3.4)	0.3	46.5
Corporate	82.6	(10.0)	(8.1)	1.6	(0.2)	0.2	66.1
SME	3.9	0.1	-	-	(0.1)	-	3.9
Retail	19.9	(7.1)	(1.9)	0.1	(0.5)	(0.2)	10.3
Other	4.7	(2.0)	(0.4)	0.3	-	-	2.6
Markets	24.4	(3.2)	(6.1)	1.0	(0.1)	0.5	16.5

Total (excluding derivatives) (1)	186.8	(26.1)	(17.1)	5.8	(4.3)	0.8	145.9
Markets – Sempra	14.2	(3.1)	(3.3)	-	-	0.5	8.3

Total (2)	201.0	(29.2)	(20.4)	5.8	(4.3)	1.3	154.2

Note:
(1)
Intra-group transfers during Q3 resulted in a net £2.2 billion reduction in TPAs. As a result of this transfer there was an increase of Commercial real estate assets totalling £5.4 billion, offset by reductions across other sectors, principally Retail.

(2)	In addition, £9.4 billion of disposals have been signed as of 30 September 2010 but are pending closing (30 June 2010 – £1.9 billion; 31 December 2009 - £3.0 billion).

RBS Group – Q3 2010 Results

Non-Core (continued)

	Quarter ended			Nine months ended
	30 September 2010	30 June 2010	30 September 2009	30 September 2010	30 September 2009
	£m	£m	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	1	-	1	4	4
Personal	4	-	11	6	42

Total UK Retail	5	-	12	10	46

UK Corporate
Manufacturing and infrastructure	5	21	14	21	46
Property and construction	130	150	162	334	488
Transport	26	(3)	5	23	8
Banks and financials	(8)	2	1	18	102
Lombard	25	29	27	79	82
Invoice finance	(3)	-	2	(3)	2
Other	(2)	64	33	119	609

Total UK Corporate	173	263	244	591	1,337

Ulster Bank
Mortgages	(1)	23	7	42	26
Commercial investment and development	201	147	20	458	47
Residential investment and development	394	384	406	1,129	749
Other	82	137	148	270	184
Other EMEA	13	13	27	46	86

Total Ulster Bank	689	704	608	1,945	1,092

US Retail & Commercial
Auto and consumer	(2)	32	49	45	109
Cards	2	4	33	20	104
SBO/home equity	57	67	69	226	367
Residential mortgages	3	(10)	20	5	41
Commercial real estate	49	42	85	154	173
Commercial and other	7	6	39	15	75

Total US Retail & Commercial	116	141	295	465	869

Global Banking & Markets
Manufacturing and infrastructure	(53)	(281)	309	(305)	1,320
Property and construction	147	501	141	1,120	730
Transport	8	-	5	9	173
Telecoms, media and technology	32	11	23	32	543
Banks and financials	5	11	270	177	523
Other	52	24	84	177	529

Total Global Banking & Markets	191	266	832	1,210	3,818

Other
Wealth	7	16	50	51	213
Global Transaction Services	(10)	-	25	(7)	35
Central items	-	-	-	-	-

Total Other	(3)	16	75	44	248

Total impairment losses	1,171	1,390	2,066	4,265	7,410

RBS Group – Q3 2010 Results

Non-Core (continued)

	30 September 2010	30 June 2010	31 December 2009
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.7	1.8	1.9
Personal	0.5	0.5	0.7

Total UK Retail	2.2	2.3	2.6

UK Corporate
Manufacturing and infrastructure	0.3	0.4	0.3
Property and construction	12.1	12.9	14.1
Lombard	1.9	2.4	2.9
Invoice finance	-	-	0.4
Other	14.2	14.7	17.2

Total UK Corporate	28.5	30.4	34.9

Ulster Bank
Mortgages	-	5.6	6.0
Commercial investment and development	6.7	4.1	3.0
Residential investment and development	6.0	3.8	5.6
Other	2.0	1.3	1.1
Other EMEA	0.8	0.9	1.0

Total Ulster Bank	15.5	15.7	16.7

US Retail & Commercial
Auto and consumer	2.7	3.0	3.2
Cards	0.1	0.2	0.5
SBO/home equity	3.3	3.6	3.7
Residential mortgages	0.8	0.9	0.8
Commercial real estate	1.7	1.9	1.9
Commercial and other	0.6	0.7	0.9

Total US Retail & Commercial	9.2	10.3	11.0

Global Banking & Markets
Manufacturing and infrastructure	10.6	13.4	17.5
Property and construction	22.9	21.6	25.7
Transport	5.6	5.3	5.8
Telecoms, media and technology	1.1	2.0	3.2
Banks and financials	13.8	15.7	16.0
Other	10.5	9.4	13.5

Total Global Banking & Markets	64.5	67.4	81.7

Other
Wealth	0.7	0.9	2.6
Global Transaction Services	0.5	0.6	0.8
RBS Insurance	0.2	0.2	0.2
Central items	(2.1)	(2.1)	(3.2)

Total Other	(0.7)	(0.4)	0.4

Gross loans and advances to customers (excluding reverse repurchase agreements)	119.2	125.7	147.3

RBS Group – Q3 2010 Results

Non-Core (continued)

Key points

Q3 2010 compared with Q2 2010
•
Good progress was made in Non-Core’s asset reduction programme, with third party assets (excluding derivatives) declining by £20 billion to £154 billion. This was due to the division’s disposal programme (£11 billion), including the disposal of £4 billion of assets in the markets business, and portfolio run-off (£9 billion).

•
RWAs decreased £8 billion from £175 billion to £167 billion. The largest drivers of the change were the partial disposal of Sempra JV business and other sales across the Non-Core division offset by intra-group transfers, and regulatory model changes.

•	Non-Core operating loss was £1,006 million in the third quarter, compared with £1,324 million in Q2 2010, primarily due to improved results from trading activities and lower impairments.

•
Income from trading activities totalled £219 million, compared with £33 million in the second quarter. This reflects disposal gains on super senior assets as well as valuation gains in relation to monolines as spreads tightened.  These were offset by losses incurred across CDS portfolios also due to tightening spreads. Sempra Commodities reported revenues £43 million lower than the second quarter following the disposal of its metals, oil and European energy business lines to J.P. Morgan in July.

•
Net interest income fell by £96 million, principally reflecting a reduction of 5% in the loan book. Other operating income totalled £8 million in Q3 2010 compared with a loss of £25 million in Q2 2010. Rental income of £166 million fell by £15 million compared to the second quarter due to run-off. Disposal losses in Q3 2010 totalled £304 million, balanced by some revaluations of equity positions totalling £146 million.

•	Expenses declined by 2%, reflecting a number of business disposals.

•
Impairment losses continued to trend down to £1,171 million. Underlying impairments continued to slow, and the division experienced a number of write-backs in its leveraged lending business, though at a lower level than Q2 2010.

Q3 2010 compared with Q3 2009
•
Over the 12 months to 30 September 2010, third party assets (excluding derivatives) decreased by £48 billion, 24%, as a result of the division’s disposal strategy, managed portfolio run-off and impairments.

•	Operating losses decreased substantially from the £2,664 million loss recorded in Q3 2009, with significant improvements in both trading income and impairments.

•
Impairments were £895 million lower than in Q3 2009. This reflected the steadily improving environment over the period.  However, charges as a result of the continued decline in the UK and Irish commercial property sectors remain high.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 November 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary